EXHIBIT 99.1

Caledonia Mining Corporation Plc: Issue of Securities Pursuant to Long Term Incentive Plan Awards

ST HELIER, Jersey, Jan. 12, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) (NYSE American: CMCL; AIM: CMCL; VFEX: CMCL) announces that following the maturing of long term incentive plan awards on January 11, 2023 which were made under the 2015 Omnibus Equity Incentive Compensation Plan of the Company (the “Plan”), a total of 24,389 common shares of no par value in the Company are being issued to members of staff within the Company’s group, including in the form of depositary interests and Zimbabwe depositary receipts in respect of such shares, on or about January 16, 2023. The following “Persons Discharging Managerial Responsibility” within the meaning of the Market Abuse Regulation (EU) No. 596/2014 (“PDMRs”) shall receive the securities set out below:

Name	Position	Number of depositary interests	Resulting interest in share capital of the Company (number and percentage)
Mark Learmonth	Director and Chief Executive Officer	10,330	181,397 (1.10%)
Chester Goodburn	Chief Financial Officer	1,526	7,861 (0.05%)

Further details of the issues of securities to such persons are set out in the notifications below.

Application has been made by Caledonia for the admission of depositary interests representing all the issued shares to trading on AIM and it is anticipated that trading in such securities will commence on or about January 17, 2023. Following issue of all the shares, the Company will have a total number of shares in issue of 17,283,312 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Dzika Dhana Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mark Learmonth
2	Reason for the notification
a)	Position/status	Director and Chief Executive Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value
	Identification code	JE00BF0XVB15
b)	Nature of the transaction	Issue of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$14.40	10,330
d)	Aggregated information
	- Aggregated volume	10,330
	- Price	US$14.40
e)	Date of the transaction	11 January 2023
f)	Place of the transaction	AIM of the London Stock Exchange plc

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Chester Goodburn
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value
	Identification code	JE00BF0XVB15
b)	Nature of the transaction	Issue of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$14.40	1,526
d)	Aggregated information
	- Aggregated volume	1,526
	- Price	US$14.40
e)	Date of the transaction	11 January 2023
f)	Place of the transaction	AIM of the London Stock Exchange plc